SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                       CCC INFORMATION SERVICES GROUP INC.
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    12487Q198
                                    ---------
                                 (CUSIP Number)

Herbert S. Winokur, Jr.                         Mark E. Thierfelder, Esq.
Capricorn Investors III, L.P.                   O'Melveny & Myers LLP
c/o Capricorn Holdings III, LLC                 The Citigroup Center
30 East Elm Street                              153 East 53rd Street, 54th Floor
Greenwich, CT 06830                             New York, New York 10022-4611
(203) 861-6600                                  (212) 326-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 23, 2001
         ---------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12487Q198                   13D                     PAGE 2 OF 14 PAGES
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  CAPRICORN INVESTORS II, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                    (A) [ ]
                                                               (B) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS  (SEE INSTRUCTIONS)

                  OO

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
         2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

--------------------------------------------------------------------------------
                      7        SOLE VOTING POWER
NUMBER OF                      0
SHARES                         -------------------------------------------------
BENEFICIALLY          8        SHARED VOTING POWER
OWNED BY                       1,337,000
EACH REPORTING                 -------------------------------------------------
PERSON WITH           9        SOLE DISPOSITIVE POWER
                               0
                               -------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               1,337,000
                               -------------------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,337,000

--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.8%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

                  PN

--------------------------------------------------------------------------------

CUSIP NO. 12487Q198                   13D                     PAGE 3 OF 14 PAGES
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  CAPRICORN HOLDINGS, LLC

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                    (A) [ ]
                                                               (B) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS  (SEE INSTRUCTIONS)

                  OO
--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
         2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

--------------------------------------------------------------------------------
                      7        SOLE VOTING POWER
NUMBER OF                      0
SHARES                         -------------------------------------------------
BENEFICIALLY          8        SHARED VOTING POWER
OWNED BY                       1,337,000
EACH REPORTING                 -------------------------------------------------
PERSON WITH           9        SOLE DISPOSITIVE POWER
                               0
                               -------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               1,337,000
                               -------------------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,337,000

--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.8%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

                  OO

--------------------------------------------------------------------------------

CUSIP NO. 12487Q198                   13D                     PAGE 4 OF 14 PAGES
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  CAPRICORN INVESTORS III, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                    (A) [ ]
                                                               (B) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS  (SEE INSTRUCTIONS)

                  OO

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
         2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

--------------------------------------------------------------------------------
                      7        SOLE VOTING POWER
NUMBER OF                      0
SHARES                         -------------------------------------------------
BENEFICIALLY          8        SHARED VOTING POWER
OWNED BY                       1,200,000
EACH REPORTING                 -------------------------------------------------
PERSON WITH           9        SOLE DISPOSITIVE POWER
                               0
                               -------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               1,200,000
                               -------------------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,200,000

--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.2%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

                  PN

--------------------------------------------------------------------------------

CUSIP NO. 12487Q198                   13D                     PAGE 5 OF 14 PAGES
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  CAPRICORN HOLDINGS III, LLC

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                    (a) [ ]
                                                               (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                  OO

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
         2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

--------------------------------------------------------------------------------
                      7        SOLE VOTING POWER
NUMBER OF                      0
SHARES                         -------------------------------------------------
BENEFICIALLY          8        SHARED VOTING POWER
OWNED BY                       1,200,000
EACH REPORTING                 -------------------------------------------------
PERSON WITH           9        SOLE DISPOSITIVE POWER
                               0
                               -------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               1,200,000
                               -------------------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,200,000

--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.2%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO

--------------------------------------------------------------------------------

CUSIP NO. 12487Q198                   13D                     PAGE 6 OF 14 PAGES
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  HERBERT S. WINOKUR, JR.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                    (a) [ ]
                                                               (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                  OO

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
         2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITES STATES OF AMERICA

--------------------------------------------------------------------------------
                      7        SOLE VOTING POWER
NUMBER OF                      0
SHARES                         -------------------------------------------------
BENEFICIALLY          8        SHARED VOTING POWER
OWNED BY                       2,537,000
EACH REPORTING                 -------------------------------------------------
PERSON WITH           9        SOLE DISPOSITIVE POWER
                               0
                               -------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               2,537,000
                               -------------------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,537,000

--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.0%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN

--------------------------------------------------------------------------------

                  This Schedule 13D/A (Amendment No. 3) amends and supplements the Statement on Schedule 13D dated July 22, 1998 (as amended by the Schedule 13D/A (Amendment No. 1) dated August 11, 1998 and the Schedule 13D/A (Amendment No. 2) dated February 2, 2001, the "STATEMENT"), filed by Capricorn Investors II, L.P., Capricorn Holdings, LLC, and Herbert S. Winokur, Jr. with respect to the common stock, $0.10 par value of CCC Information Services Group Inc. Capitalized terms used herein without definition have the meanings ascribed to them in the Statement.

ITEM 2.           IDENTITY AND BACKGROUND

                  Item 2 is amended by adding the following paragraph:

                  The reporting persons do not constitute, and are not filing this statement as, a "group" within the meaning of Rule 13d-5 under the Exchange Act. For purposes of Section 13(d) of the Exchange Act, each reporting person disclaims beneficial ownership of shares of Common Stock beneficially owned by any other reporting person, except that neither Capricorn Holdings nor Winokur disclaims beneficial ownership of shares of Common Stock beneficially owned by the other (except that Capricorn Holdings disclaims beneficial ownership of the shares of Common Stock beneficially owned by Capricorn Holdings III) and neither Capricorn Holdings III nor Winokur disclaims beneficial ownership of shares of Common Stock beneficially owned by the other (except that Capricorn Holdings III disclaims beneficial ownership of the shares of Common Stock beneficially owned by Capricorn Holdings).

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is amended by adding the following.

                  On February 23, 2001, the Closing of the transactions described in Amendment No. 2 to the Statement occurred and the Company, CCC Capital Trust, a statutory business trust organized under the laws of the State of Delaware and a subsidiary of the Company (the "TRUST"), and Capricorn III consummated the Cap III Investment. In connection with the Closing, Capricorn III purchased from the Trust 15,000 trust preferred securities of the Trust
(the "TRUST PREFERRED SECURITIES") at a purchase price of $799.99 per Trust Preferred Security. Capricorn III also purchased from the Company 100 shares of the Company's Series F preferred stock (the "SERIES F PREFERRED STOCK") at a purchase price of $1.00 per share and a warrant to purchase 1,200,000 shares of Common Stock (the "WARRANT") at a purchase price of $3,000,000. The funds required to purchase the Trust Preferred Securities, the Series F Preferred Stock and the Warrant were provided by capital contributions to Capricorn III by its partners.

                  In connection with the Closing, the Trust purchased from the Company an Increasing Rate Note Due 2006 in the original principal amount of $15,463,918 (the "NOTE") for an aggregate purchase price of $12,463,818. The sole asset of the Trust is the Note.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 is amended by adding the following.

                  On February 23, 2001, the Closing occurred and the Company, the Trust and Capricorn III consummated the Cap III Investment.

                  The Note is subordinated to the Company's bank debt. Cumulative distributions on the Trust Preferred Securities accrue at a rate of
(i) 9% per annum, payable in cash or in kind at the Company's option, for the first three years from the Closing and (ii) 11% per annum, payable in cash, thereafter. The Trust Preferred Securities are mandatorily redeemable five years following the Closing. In addition, all or any portion of the outstanding Trust Preferred Securities may be called for redemption at the option of the Company at any time after the third anniversary of the Closing. The redemption price for both the mandatory and the optional redemptions is equal to the liquidation amount of the Trust Preferred Securities plus accrued but unpaid distributions.

                  The holders of the Trust Preferred Securities have approval rights over certain activities of the Company. Furthermore, upon a change of control of the Company, the Company is required to offer to repurchase the Note at a price in cash equal to 100% of the aggregate principal amount thereof plus accrued but unpaid interest thereon through the date fixed for repurchase, and Capricorn III has the right to require the Trust to accept such offer to repurchase. This change of control provision may impede the acquisition of control of the Company.

                  The Warrant is exercisable at any time for five years from the date of the Closing (subject to earlier termination as set forth in the Warrant) at an exercise price of ten dollars ($10.00) per share. The Warrant permits "cashless exercise" and payment of the exercise price by surrender of Trust Preferred Securities, valued at their liquidation amount plus accrued but unpaid distributions. The holder of the Warrant is entitled to the benefit of extraordinary distributions made on shares of Common Stock while the Warrant is outstanding. The description of the Warrant set forth in this Amendment No. 3 is qualified in its entirety by reference to the terms of the Warrant, a copy of which is being filed as Exhibit 8.

                  Under the Certificate of Designation for the Series F Preferred Stock, so long as any of the Series F Preferred Stock is outstanding, each share of Series F Preferred Stock entitles the holder thereof to vote on all matters voted on by the holders of Common Stock, voting together as a single class with other shares entitled to vote at all meetings of the stockholders of the Company. With respect to any such vote, initially each share of Series F Preferred Stock entitles the holder thereof to cast 12,000 votes. If any adjustment is made with respect to shares of Common Stock underlying the Warrant pursuant to Section 8 of the Warrant (an "ANTIDILUTION ADJUSTMENT"), the number of votes per share of Series F Preferred Stock shall be adjusted accordingly, so that each share of Series F Preferred Stock shall have a number of votes equal to one one-hundredth of the aggregate number of shares of Common Stock for which the Warrant is then exercisable after giving effect to an Antidilution Adjustment.

                  As the Warrant is exercised for shares of Common Stock, the number of votes per share of Series F Preferred Stock shall decrease accordingly, such that, at any given time, each share of Series F Preferred Stock shall have a number of votes equal to one one-hundredth of the aggregate number of shares of Common Stock for which the Warrant is then exercisable.

                  The Series F Preferred Stock shall cease to have any voting rights, and such shares shall be forfeited, on the earlier of (i) the date the Warrant is exercised in full and all shares of Common Stock underlying the Warrant are duly and validly issued or (ii) the Warrant Expiration Date (as defined in the Warrant).

                  In connection with the Closing, the Company and Capricorn III also entered into a letter agreement (the "LETTER AGREEMENT"), which provides that the Company shall have the right to sell to additional investors ("ADDITIONAL INVESTORS") (i) up to an additional $50,000,000 principal amount of trust preferred securities to be issued pursuant to a new trust, and (ii) additional warrants to purchase up to 4,000,000 shares of Common Stock (such additional trust preferred securities and additional warrants, the "ADDITIONAL SECURITIES"). If the Company determines to sell Additional Securities to Additional Investors, Capricorn III will be entitled, for 15 days from receipt of written notice of such determination, to designate one or more of its limited partners as such an Additional Investor before the Company will be entitled to designate another person as an Additional Investor (with Capricorn III's limited partners permitted, in their sole discretion, to elect to purchase up to all of the Additional Securities allocated by the Company for such Additional Investors). Any Additional Investors (other than limited partners and general partners of Capricorn III) must be reasonably acceptable to Capricorn III and the Board of Directors of the Company. Capricorn III is entitled to the benefit of any terms and conditions, including, without limitation, economic terms, contained in the definitive documentation of a transaction consummated with any of the Additional Investors with respect to the Additional Securities on or before November 23, 2001, that are more favorable to Capricorn III, and the Company has agreed to amend the definitive documents for the Cap III Investment, in form and substance mutually acceptable to the parties, to incorporate such improved terms and conditions; provided, however, that such modification to the terms and conditions of the transactions contemplated by the definitive documents for the Cap III Investment shall not apply to terms and conditions (such as number of board members and number of demand or other registrations) that are relative to the size of the investment of the Additional Investors.

                  The Letter Agreement also provides that if the Company does not, by November 23, 2001, either (i) consummate a certain transaction described in the Letter Agreement or (ii) consummate the sale of at least an additional $50,000,000 of securities similar to those described in the preceding paragraph or such other alternative financing in an amount and with terms and conditions that are approved by the Board of Directors of the Company, the Company shall, if so requested by Capricorn III, use its best efforts to obtain alternative financing in an amount and with terms and conditions that are approved by the Board of Directors of the Company. In such event, Capricorn III and its affiliates shall have the option to participate in such alternative financing on a pro-rata basis relative to the stockholdings of the Company's stockholders who decide to participate in such alternative financing. In addition, Capricorn III and its affiliates will be entitled to exchange their Trust Preferred Securities (valued at liquidation value plus accrued but unpaid distributions) and the Warrant, in lieu of cash, for the purchase of any equity or equity equivalent securities that may be issued in any such alternative financing. The description of the Letter Agreement set forth in this Amendment No. 3 is qualified in its entirety by reference to the terms of the Letter Agreement, a copy of which is being filed as Exhibit 7.

                  The purpose of Capricorn III, Capricorn Holdings III and Winokur in causing Capricorn III to purchase the Trust Preferred Securities from the Trust and the Series F Preferred Stock and the Warrant from the Company is to acquire an interest in the Note and an equity position in the Company and to influence, through its representation on the Company's board of directors, the management, policies and activities of the Company.

                  Capricorn III may subsequently acquire or dispose of shares of Common Stock, other equity securities or other securities of the Company. The amount, timing and conditions of any such possible purchase or sale of any shares of Common Stock, other equity securities or other securities of the Company by Capricorn III will depend upon the continuing assessment by Capricorn III, Capricorn Holdings III and Winokur of all relevant factors, including, without limitation, the following: the Company's business and prospects; the attitude and actions of the management, board of directors and other stockholders of the Company; other business and investment opportunities available to Capricorn III; the business and prospects of Capricorn III; economic conditions generally and in the automotive information and claims processing services business particularly; stock market, commodity market and money market conditions; the availability and nature of opportunities to dispose of the securities of the Company owned by Capricorn III; the availability and nature of opportunities for Capricorn III to purchase additional securities of the Company; and other plans and requirements of Capricorn III. Depending upon their assessment of these factors from time to time, Capricorn III, Capricorn Holdings III or Winokur may change their present intentions as stated above.

                  The determination of Capricorn III, Capricorn Holdings III and Winokur, as the case may be, to have Capricorn III make an investment in the Company was made in the context of an overall review of the Company and its subsidiaries, which included the possibility (which Capricorn III, Capricorn Holdings III and Winokur intend to continue to consider) of seeking to acquire securities of the Company in addition to the Trust Preferred Securities, the Series F Preferred Stock and the Warrants. However, none of Capricorn III, Capricorn Holdings III and Winokur has any present plans in this regard other than the possible acquisition of Common Stock upon exercise of the Warrant or the possible acquisition of Additional Securities or participation in alternative financings pursuant to the terms of the Letter Agreement.

                  Should Capricorn III in the future seek to acquire additional shares of Common Stock, other equity securities or other securities of the Company (including, without limitation, by means of market or privately negotiated purchases of securities of the Company, a tender offer, merger or otherwise), the prior establishment of an equity position in the Company might assist Capricorn III in reaching such result.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is amended by adding the following.

                  As a result of acquiring the Warrant and the Series F Preferred Stock, Capricorn III is the direct beneficial owner, and Capricorn Holdings III is the indirect beneficial owner, of 1,200,000 shares of Common Stock issuable upon exercise of the Warrant, and Winokur is the indirect beneficial owner of 2,537,000 shares of Common Stock, of which 1,337,000 shares are currently issued and outstanding and directly owned by Capricorn II and indirectly owned by Capricorn Holdings and 1,200,000 shares are issuable to Capricorn III upon exercise of the Warrant. By virtue of its ownership of the Series F Preferred Stock, Capricorn III's beneficial ownership of the 1,200,000 shares of Common Stock issuable upon exercise of the Warrant may be deemed to include possession of voting power over such 1,200,000 shares. Based upon 21,768,402 shares of Common Stock issued and outstanding on February 23, 2000 (as represented by the Company in the Securities Purchase Agreement referred to in Item 6), and determined without giving effect to the exercise of any options to purchase shares or other rights to purchase or receive shares other than the Warrant, the shares so beneficially owned by Capricorn III and Capricorn Holdings III equal approximately 5.2% of the outstanding shares of Common Stock, the shares directly owned by Capricorn II and indirectly owned by Capricorn Holdings equal approximately 5.8% of the outstanding shares of Common Stock, and the shares so beneficially owned by Winokur equal approximately 11.0% of the outstanding shares of Common Stock. Capricorn III, Capricorn Holdings III and Winokur may be deemed to share the power to vote and direct the disposition of the shares of Common Stock underlying the Warrant.

                  Except as disclosed herein with respect to the Cap III Investment, none of Capricorn II, Capricorn Holdings, Capricorn III, Capricorn Holdings III, or Winokur has effected any transaction in Common Stock during the past 60 days.

                  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock underlying the Warrant.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 is amended by adding the following.

                  In connection with the Closing, the Company, the Trust and Capricorn III entered into a Securities Purchase Agreement (the "SECURITIES PURCHASE AGREEMENT"), which gives Capricorn III the right to have one designee elected to the Company's board by virtue of its ownership of the Warrant and Trust Preferred Securities (i) for as long as neither the Warrant nor any Common Stock underlying the Warrant is sold or transferred by Capricorn III (other than certain permitted transfers and exercises of the Warrant) or (ii) upon the sale or transfer of the Warrant or Common Stock underlying the Warrant so long as Capricorn III and the Purchaser Affiliates retain 5% or more of the Company's then-outstanding Common Stock (determined after giving effect to the exercise of any unexercised portion of the Warrant). If as a result of the sale or transfer of the Warrant or Common Stock, Capricorn III and the Purchaser Affiliates own less than 5% of the Common Stock (determined after giving effect to the exercise of any unexercised portion of the Warrant), Capricorn III will not be entitled to select any directors of the Company merely as a result of the Cap III Investment. Additionally, so long as Capricorn III is entitled to a board seat in accordance with the provisions described above, the Capricorn III designee shall be a member of the Company's compensation and nominating committee, and the chairman of such committee shall be reasonably acceptable to such designee. The description of the Securities Purchase Agreement set forth in this Amendment No. 3 is qualified in its entirety by reference to the terms of the Securities Purchase Agreement, a copy of which is being filed as Exhibit 5.

                  The Securities Purchase Agreement provides that the Series F Preferred Stock, the Trust Preferred Securities and the Warrant are not transferable until the third anniversary of the Closing; provided that prior to such third anniversary, Capricorn III may transfer the Series F Preferred Stock, the Trust Preferred Securities and the Warrant to its general partners, limited partners or affiliates. The shares of Common Stock underlying the Warrant will be freely transferable at any time (regardless of whether the Trust Preferred Securities are transferred) subject only to securities law limitations.

                  In addition, at the Closing Capricorn III and the Company entered into the Registration Rights Agreement. The Registration Rights Agreement provides that holders of Warrant Shares have the right to require the Company to effect up to one underwritten registration and two shelf registrations of such Warrant Shares on Form S-3, provided that such Warrant Shares in any such registration have an aggregate offering price in excess of $5,000,000. If, for any reason, the Company is not eligible to register securities on Form S-3, the holders of Warrant Shares have the right to require the Company to effect up to an aggregate of one underwritten registration and one shelf registration on Form S-1. The Registration Rights Agreement also provides that holders of Warrant Shares have unlimited piggyback registration rights, subject to customary pro rata underwriter cutbacks. The description of the Registration Rights Agreement set forth in this Amendment No. 3 is qualified in its entirety by reference to the terms of the Registration Rights Agreement, a copy of which is being filed as Exhibit 6.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Item 7 is amended by adding the following.

                  Exhibit 5 Securities Purchase Agreement dated as of February 23, 2001 among CCC Information Services Group Inc., CCC Capital Trust and Capricorn Investors III, L.P.

                  Exhibit 6 Registration Rights Agreement dated as of February 23, 2001 between CCC Information Services Group Inc. and Capricorn Investors III, L.P.

                  Exhibit 7 Letter Agreement dated as of February 23, 2001 between CCC Information Services Group Inc. and Capricorn Investors III, L.P.

                  Exhibit 8 Warrant dated as of February 23, 2001 issued by CCC Information Services Group Inc. for the benefit of Capricorn Investors III, L.P.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: March 5, 2001

CAPRICORN INVESTORS II, L.P.

By:      CAPRICORN HOLDINGS, LLC,
         its General Partner


         By: /s/ HERBERT S. WINOKUR, JR.
             --------------------------------------------
             Herbert S. Winokur, Jr., Manager


                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: March 5, 2001

CAPRICORN HOLDINGS, LLC


By: /s/ HERBERT S. WINOKUR, JR.
    --------------------------------------------
    Herbert S. Winokur, Jr., Manager


                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: March 5, 2001

CAPRICORN INVESTORS III, L.P.

By:      CAPRICORN HOLDINGS III, LLC,
         its General Partner


         By: /s/ HERBERT S. WINOKUR, JR.
             --------------------------------------------
             Herbert S. Winokur, Jr., Manager

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: March 5, 2001

CAPRICORN HOLDINGS III, LLC


By: /s/ HERBERT S. WINOKUR, JR.
    --------------------------------------------
    Herbert S. Winokur, Jr., Manager


                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: March 5, 2001


/s/ HERBERT S. WINOKUR, JR.
-----------------------------------
Herbert S. Winokur, Jr.